Exhibit 99.1

BTQ Technologies Announces Research Coverage from Leading Digital Asset Research Firm Delphi Digital on Bitcoin Quantum, the Quantum-Safe Bitcoin Network Developed by BTQ

•	Delphi Digital research coverage: Delphi Digital, a leading independent digital asset research firm, has published an in-depth report on BTQ Technologies and Bitcoin Quantum, validating BTQ's role in addressing the emerging quantum threat to Bitcoin and the broader crypto ecosystem.
•	Bitcoin Quantum as a "quantum canary" network: The report highlights Bitcoin Quantum as a quantum-safe, Bitcoin-compatible network built on Bitcoin Core that enables real-world testing of NIST-standardized post-quantum signatures, quantum-native proof-of-work, and full migration playbooks for institutions without risking the Bitcoin mainnet.
•	Strategic positioning for BTQ: Delphi's analysis reinforces BTQ's position as a pioneer in quantum-safe crypto infrastructure, supporting its strategy to advance Bitcoin Quantum to testnet and mainnet, extend its quantum-safe stack to stablecoins, exchanges, and custodians (including QSSN), and provide the data and tooling needed to define "quantum readiness" standards for institutional digital asset exposure.

VANCOUVER, BC, Dec. 3, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that Delphi Digital, a leading independent digital asset research and advisory firm, has published an in-depth research report titled "BTQ Technologies: Securing Crypto's Future Against the Quantum Threat."

Delphi Digital, a leading independent digital asset research firm, has published an in-depth report on BTQ Technologies and Bitcoin Quantum, validating BTQ’s role in addressing the emerging quantum threat to Bitcoin and the broader crypto ecosystem.

The report provides a comprehensive overview of BTQ's Bitcoin Quantum ("BTQ") initiative, positioning it as a "quantum canary" network designed to protect Bitcoin and the broader digital asset ecosystem from the accelerating threat of cryptographically relevant quantum computers. It highlights the growing urgency around quantum risk, the limitations of upgrading Bitcoin's base layer directly, and the role of Bitcoin Quantum as a live, production-grade testbed for post-quantum cryptography, quantum-native proof-of-work, and quantum-safe migration playbooks for institutions.

Delphi Digital's coverage follows BTQ's recently announced Bitcoin Quantum Core 0.2 milestone, which demonstrated a quantum-safe Bitcoin implementation that replaces Bitcoin's quantum-vulnerable ECDSA signatures with NIST-standardized ML-DSA, completing the full flow of wallet creation, transaction signing, and signature verification.

Report Highlights

According to Delphi Digital's analysis, key aspects of BTQ's Bitcoin Quantum initiative include:

•	Addressing an accelerating quantum threat: The report frames quantum computing as an imminent, not hypothetical, risk to ECDSA-secured systems, citing the potential for Shor's algorithm to recover private keys from exposed public keys and enable "harvest now, decrypt later" attacks against Bitcoin, Ethereum, exchanges, and DeFi infrastructure.
•	A parallel, quantum-safe Bitcoin architecture: Bitcoin Quantum is described as a quantum-secure parallel network built on Bitcoin Core that enables rapid experimentation with NIST-standardized post-quantum signature schemes (including ML-DSA/Dilithium, Falcon, and SPHINCS+) and hybrid, threshold signing policies - without risking the stability of the Bitcoin mainnet.
•	Migration playbooks for institutions: The report emphasizes BTQ's focus on UTXO migration rehearsals, fee and latency modeling, and hardware-wallet integration testing, giving exchanges, custodians, and asset managers a documented, repeatable procedure to migrate assets into quantum-safe address formats under real-world network conditions.
•	Quantum-native consensus research: Delphi Digital highlights BTQ's work on quantum-native proof-of-work based on boson sampling and other quantum-advantaged primitives as a potential long-term path toward energy-efficient and quantum-resilient consensus mechanisms tied directly to physical quantum processes, rather than purely classical hash-based puzzles.
•	Ecosystem-wide applicability: While focused on Bitcoin, the report notes that BTQ's architecture and migration tooling are directly relevant to Ethereum and stablecoin infrastructure, with BTQ's Quantum Secure Stablecoin Network (QSSN) cited as an example of how the same stack can be applied to protect high-value stablecoin rails that underpin modern DeFi.

Management Commentary

"Our mandate is to deploy quantum security for crypto today, not someday in the future," said Olivier Roussy Newton, CEO of BTQ Technologies. "Delphi Digital's deep-dive underscores what we have been building toward with Bitcoin Quantum: a production-grade, quantum-safe Bitcoin environment where institutions can rehearse their migration strategies, benchmark post-quantum signatures under real fee and latency pressure, and ultimately protect trillions of dollars in digital value from quantum attacks. Quantum computing has shifted from a niche academic topic to a fiduciary risk that boards, regulators, and asset managers can no longer ignore. By combining NIST-standardized post-quantum cryptography with a live Bitcoin-compatible network, BTQ is helping the ecosystem move quantum risk from an uninsurable black-swan event to a measurable, manageable operational cost."

Strategic Significance for BTQ

Delphi Digital's report reinforces BTQ's position as a pioneer in quantum-safe crypto infrastructure and supports the Company's broader strategy, which includes:

•	Advancing Bitcoin Quantum from demonstration to testnet, enterprise pilots, and mainnet launch, with the goal of establishing a de facto reference implementation for quantum-safe Bitcoin.
•	Expanding the use of BTQ's quantum-safe stack across stablecoins, exchanges, and custody providers, including through commercial initiatives such as the Quantum Secure Stablecoin Network (QSSN).
•	Providing the data, tooling, and migration frameworks required for regulators, insurers, and institutional investors to define and validate "quantum readiness" standards for digital asset exposure.

The Delphi Digital report, "BTQ Technologies: Securing Crypto's Future Against the Quantum Threat," is available here:
https://members.delphidigital.io/reports/btq-technologies-securing-cryptos-future-against-the-quantum-threat

About Delphi Digital

Delphi Digital is an independent digital asset research, data, and consulting firm providing in-depth, actionable insights to leading investors, builders, and institutions across the crypto and macro landscape. Through its subscription research, advisory mandates, and venture initiatives, Delphi Digital helps market participants navigate structural shifts, evaluate new protocols, and identify long-term opportunities in digital assets. For more information, please visit https://delphidigital.io/

About BTQ

BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE BTQ Technologies Corp.

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For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 03-DEC-25